UNITED STATES
SECURITY AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITY AND EXCHANGE ACT OF 1934

QUALITY PRODUCTS, INC.
(NAME OF ISSUER)
COMMON
(TITLE OF CLASS OF SECURITIES)
747-578-409
(CUSIP NUMBER)
DALE NEWBERG, 550 N. ISLAND, GOLDEN BEACH, FL 33160-(305)935-3388
(NAME, ADDRESS, AND TELEPHONE NUMBER)
SEPTEMBER 5, 2000
(DATE OF EVENT WHICH REQUIRES FILING OF THE STATEMENT)

CUSIP NO. 747-578-409
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DALE B. NEWBERG ###-##-####
SOURCE OF FUNDS
PF
CITIZENSHIP ON PLACE OF ORGNIZATION
U.S.A.
SOLE VOTING POWER
524,450
SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
524,450
PERDENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 .20534
TYPE OF REPORTING PERSON
EP